Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust conference call and webcast announcement

     CALGARY, May 5 /CNW/ - Penn West Energy Trust is scheduled to release first quarter results on Tuesday, May 6, 2008 after market closing. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

     <<
     Date:     Wednesday, May 7, 2008

     Time:     9:00 a.m. M.D.T.

     Call:     866-250-4907 Toll Free North America
               416-646-3095 Toronto Area

     Replay:   877-289-8525, passcode 21267696 followed by the pound key
               416-640-1917, passcode 21267696 followed by the pound key
               (recording available to May 14, 2008)

     Webcast:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2217380
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street, S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 21:01e 05-MAY-08